Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

3 July 2014

Mission Files Material Counterclaim Against KNM

Mission NewEnergy Limited (ASX:MBT) today provides the following update on the arbitration proceedings with KNM Process Systems Sdn Bhd (KNM) in Malaysia.

Mission’s wholly owned Malaysian subsidiary, Mission Biofuels Sdn Bhd (MBSB), has filed a counterclaim seeking specific performance (completion of the refinery) and to recover contractual damages including liquidated damages from late delivery, interest cost, cost incurred on behalf of KNM and other wasted expenditures.

More materially, MBSB is also seeking damages and recovery of loss of profit. To date final acceptance of the plant is almost 5 years overdue. MBSB has lost its productive capacity during this period and the future period until acceptance of the refinery. At a full rate of operation, MBSB could have generated approximately US$1.25 billion in revenue from the refinery, which will form the basis for the material counter claim on loss of profits against KNM.

Background to the Arbitration:

KNM is contractor to Mission’s 250,000 tpa biodiesel refinery in Malaysia. The refinery initially was to be completed in September 2008, this date was subsequently extended to 31 July 2009. To date the refinery has not yet achieved final performance acceptance pursuant to the terms of the contract.

As announced in March 2012 the matter was referred to Malaysian arbitration.

Under the terms of the contract, the final payment due to KNM upon final acceptance of the plant is RM30.5 million (approx. US$9.2 million). KNM has put in a claim for this amount, interest costs, variation orders and other expenses amounting to approximately US$36.5m, plus damages. In addition KNM has applied to the courts to have Mission re-instate a Letter of Credit to cover the value of the final payment. Mission has rejected this claim and has instructed its solicitors to pursue all available legal avenues to protect Missions rights and interests.

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About Mission NewEnergy

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com